Exhibit 99.2
A limited company with a registered capital of 76,500,000 US dollars
Head office in Port-Gentil (The Republic of Gabon)
RCCM Port-Gentil 2000 B 00011
PRESS RELEASE
Total Gabon: financial results for the first half of 2006
Port-Gentil, September 12, 2006: for the first half of 2006, the net income was $ 187.9 million compared to $ 144.5 million for the first half of 2005. This was achieved thanks to a strong rise in the average selling price of the crude oil commercialised by Total Gabon (+42%) which compensated for the slightly lower volumes sold (-1.3%) compared to the first half of 2005.
Sales
The selling price of the crude oil commercialised by Total Gabon (Mandji and Rabi Light) averaged $ 60.68 per barrel in the first half of 2006, comparing to $ 42.54 per barrel in the first half of 2005.
Production
Total Gabon’s net oil production1, operated and non-operated, was 12.3 millions barrels in the first half of 2006 compared with 13.8 for the first half of 2005. First half 2006 production was affected by unscheduled stoppages on several facilities.
Capital Expenditures
The capital expenditures related to the oil operations for the first half of 2006 were at $  48.2 million as compared to $  77.6 million for the first half of 2005. For the whole year 2006, they should reach an higher amount than the 2005’s one.
First half 2006 capital expenditures related primarily to:
☐ Operated activities: drilling operations on the Baudroie, Gonelle and Port-Gentil Ocean oil fields, various work-overs (Baudroie, Port-Gentil Ocean and Anguille), exploration and development studies, capital expenditures to maintain installations integrity and for environmental protection.

[1]	including the tax oil reverting to the Republic of Gabon as per the production sharing contracts

☐ Non-operated activities: continuation of the re-development drilling works on the Rabi Kounga field with the drilling of a new series of additional development wells.
Main Financial Data for First Half 2006

	1rst half	1rst half	Year
(in US $ million)	2006	2005	2005

Sales	693.0	531.8	1140.9
Funds generated from operations	243.2	199.8	425.8
Capital Expenditure	48.2	77.6	139.4
Net Income	187.9	144.5	316.8

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Press Contacts:	Philippe Gateau : 00 33 1 47 44 47 05

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